SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

Long form of Press Release

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
Apartado 6-1497
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

February 15, 2006

Banco Latinoamericano de Exportaciones, S.A.

By:	/s/ Pedro Toll

Name:	Pedro Toll
Title:	Deputy Manager

FOR IMMEDIATE RELEASE

Bladex Reports Net Income of US$16 million for the Fourth Quarter of 2005 and Net Income of US$80 million for Full Year 2005

Fourth Quarter 2005 Financial Highlights:

•	Credit disbursements increased 12% to US$2.3 billion; the credit portfolio increased 6% to US$3.6 billion; the trade portfolio increased 3% to US$2.6 billion.

•

Driven by lower reversals of credit provisions and impairment losses, net income for the quarter decreased 17% to US$16 million.  Excluding the impact of reversal of credit provisions and impairment losses, net income increased 23% to US$9 million.

Full Year 2005 Financial Highlights:

•

Credit disbursements increased 47% to US$6.8 billion; the credit portfolio increased 23%; the trade portfolio increased 21%.  Excluding the impact of the collection of impaired credits, the credit portfolio increased 35%.

•

Driven by lower reversals of credit provisions and impairment losses, net income was US$80 million, compared to US$142 million in 2004.  Excluding the impact of provision reversals and net revenues from the impaired portfolio, net income grew by 42%.

•	During the year, 84% of the impaired portfolio in Argentina was collected. December 31, 2005 balances, net of reserves, were US$17 million.

Panama City, Republic of Panama, February 15, 2006 – Banco Latinoamericano de Exportaciones, S.A. (NYSE: BLX) (“Bladex” or the “Bank”) announced today its results for the fourth quarter ended December 31, 2005.

The table below depicts selected key figures and ratios for the periods indicated (the Bank’s financial statements are prepared in accordance with U.S. GAAP, and all figures are stated in U.S. dollars):

Key Financial Figures

(US$ million, except percentages and per share amounts)	2004	2005	4Q04	3Q05	4Q05

Net Income	$141.7	$80.1	$53.9	$19.9	$16.4

EPS (1)	$3.61	$2.08	$1.39	$0.52	$0.43

Return on Average Equity	22.8%	12.9%	33.1%	13.0%	10.6%

Tier 1 Capital Ratio	42.9%	33.7%	42.9%	38.2%	33.7%

Net Interest Margin	1.65%	1.70%	1.46%	1.78%	1.77%

Book Value per common share	$16.87	$16.19	$16.87	$16.00	$16.19

(1) Earnings per share calculations are based on the average number of shares outstanding during each period.

Comments from the Chief Executive Officer

Jaime Rivera, CEO of Bladex stated the following regarding the quarter’s results: “The fourth quarter marked a fitting end to a solid year. As was the case in the third quarter, all relevant indicators moved in the right direction.  The results were driven by a continued rise in our volume of business, with over US$2.3 billion in disbursements, 12% above the previous quarter’s already solid results.  With thin but steady margins, commission income on the rise, and gains in the securities portfolio, the increasing revenues offset both seasonal and one-time increases in quarterly expenses.  The resulting operating income totaled close to US$9 million, 23% higher than in the third quarter.  In addition, during the fourth quarter, non-accrual balances dropped by 39% to US$42 million.

For the year, the US$80 million net income figure was driven by a number of important business drivers working in the Bank’s favor, and only a few minor ones lagging our expectations.  Among the former, we have resolved nearly in full our impaired Argentine portfolio, and grown both, our volume of business and operating profit.  Significantly, during 2005, operating income from the impaired portfolio represented only 20% of our total operating income, versus 45% a year earlier.  Items working against us during the year included the negotiations geared around the Bank’s digital identity project which, although successful, took longer than anticipated, and our payments revenue stream, which remains small, in spite of increasing volumes.

From a stockholder perspective, we are glad to have shared the company’s success via the recently announced extraordinary dividend and increased quarterly common dividends.  The principle behind our capital management strategy remains unchanged: we will privilege financial strength, growth and investments, and return capital not needed to our shareholders.

For 2006, our business strategy remains unchanged as well: more products to more clients, within an external environment that, other than continued pressure on credit spreads, is largely expected to be favorable.  We will continue working on client diversification, and on deploying the new initiatives that we have announced.”

BUSINESS OVERVIEW

At December 31, 2005, the Bank’s credit portfolio stood at US$3.6 billion, a 6% increase in the fourth quarter of 2005, and an increase of 23% during 2005.

The trade portion of the credit portfolio increased 3% during the fourth quarter of 2005, reflecting higher activity in Mexico, Ecuador, Peru and Trinidad & Tobago.  For 2005 as a whole, the trade portfolio increased 21%.

The distribution of the Bank’s credit portfolio by country can be found in Exhibit VIII.

Credit disbursements during the fourth quarter of 2005 amounted to US$2.3 billion, a 12% increase compared to US$2.0 billion during the third quarter of 2005.  Credit disbursements during 2005 amounted to US$6.8 billion, compared to US$4.6 billion in 2004, a 47% increase.

In 2005, the growth in operating income from core business was 42% (from US$16 million to US$23 million), as the Bank succeeded in expanding its business outside Argentina.

NET INTEREST INCOME AND MARGINS

The table below shows the Bank’s net interest income, net interest margin (defined as net interest income divided by the average balance of interest-earning assets), and net interest spread (defined as average yield earned on interest-earning assets, less the average rate paid on interest-bearing liabilities) for the periods indicated:

(In US$ million, except percentages)

	2004	2005	4Q04	3Q05	4Q05

Interest Income:

Accruing assets	$57.0	$108.1	$16.5	$28.4	$34.4

Non-accruing assets	19.2	8.7	3.9	1.6	0.7

Interest Expense	(34.1)	(71.6)	(11.4)	(18.3)	(22.6)

Net Interest Income	$42.0	$45.3	$9.1	$11.7	$12.5

Net Interest Margin (1)	1.65%	1.70%	1.46%	1.78%	1.77%

Net Interest Spread (2)	0.98%	0.67%	0.58%	0.73%	0.69%

(1) Net interest income divided by average balance of interest-earning assets.
(2) Average rate of average interest-earning assets, less average rate of average interest-bearing liabilities.

4Q05 vs. 3Q05

Net interest income for the fourth quarter of 2005 totaled US$12.5 million, an increase of US$0.8 million, or 7%, over the third quarter of 2005.  The increase resulted from higher returns on the Bank’s available capital, reflecting higher market interest rates and growing average balances on the Bank’s accruing loan and investment portfolio.  The decrease in both net interest margin and net interest spread was mainly due to principal reductions in the Bank’s richly priced non-accruing portfolio.

12M05 vs. 12M04

The increase in net interest income and net interest margin was mainly due to the positive effect of higher interest rates on the Bank’s available capital, which offset the impact of lower interest collections on the Bank’s decreasing non-accruing portfolio.  The decline in net interest spread followed from lower interest collections on the Bank’s non-accruing portfolio as well.

COMMISSION INCOME

The following table shows the components of commission income for the periods indicated:

(In US$ thousands)

	2004	2005	4Q04	3Q05	4Q05

Letters of credit	$3,894	$3,396	$747	$999	$1,176

Guarantees:

Country risk guaranty	1,078	1,066	186	314	319

Other guarantees	462	945	109	85	60

Loans and other	603	464	177	153	134

Commission Income	$6,037	$5,872	$1,219	$1,552	$1,689

Commission Expense	(109)	(48)	(18)	(6)	(22)

Commission Income, net	$5,928	$5,824	$1,201	$1,546	$1,667

Commission income, net, for the fourth quarter of 2005 increased US$121 thousand, or 8%, compared to the third quarter of 2005, mostly due to increased average volumes of Letters of Credit and Acceptances (14% growth).

Commission income, net, for 2005 decreased by US$104 thousand, or 2%, compared to 2004, mostly due to lower pricing in the Letter of Credit business.

REVERSAL OF PROVISION FOR CREDIT LOSSES

(In US$ million)

	2004	2005	4Q04	3Q05	4Q05

Reversal of provision for loan losses:

Reversal (provision)	$111.4	$48.2	$45.0	$23.2	$ (0.7)

Effect of a change in the credit loss reserve methodology – 2005	0.0	6.0	0.0	0.7	16.5

Reversal of provision for loan losses	$111.4	$54.2	$45.0	$23.9	$15.8

Reversal (provision) for losses on off-balance sheet credit risk:

Reversal (provision)	0.9	0.2	4.7	(1.1)	1.6

Effect of a change in the credit loss reserve methodology – 2005	0.0	(16.0)	0.0	(10.3)	(9.9)

Reversal (provision) for losses on off-balance sheet credit risk	$0.9	$ (15.8)	$4.7	$ (11.4)	$ (8.3)

Total reversal of provision for credit losses before the cumulative effect on prior periods of a change in the credit loss reserve methodology	$112.3	$38.4	$49.7	$12.5	$7.5

Cumulative effect on prior periods of a change in the credit loss reserve methodology	0.0	2.7	0.0	0.0	0.0

Total reversal of provision for credit losses after effect of a change in the credit loss reserve methodology	$112.3	$41.1	$49.7	$12.5	$7.5

The following table sets forth the allowance for credit losses for the periods indicated:

(In US$ million)

	For the year ended

	31-DEC-04	31-DEC-05

Allowance for credit losses
At beginning of period	$258.3	$139.5
Provision reversals	(112.3)	(48.4)
Effect of a change in the credit loss reserve methodology	0.0	7.3
Credit recoveries (1)	6.4	2.6
Credits written-off against the allowance	(13.0)	(9.4)

Balance at end of period	$139.5	$91.5

(1) During 2004 consisted solely of Argentine loan recoveries. In 2005, the amount was mostly related to a loan recovery from a Mexican corporation, which was charged-off in year 2000.

RECOVERY OF IMPAIRMENT LOSS ON SECURITIES

During 2005, the Bank recovered US$10.2 million in impairment losses on securities, mainly as a result of payments and pre-payments of obligations from Argentine clients.

OPERATING EXPENSES

The following table shows a breakdown of the components of operating expenses for the periods indicated:

(In US$ thousands)

	2004	2005	4Q04	3Q05	4Q05

Salaries and other employee expenses	$10,335	$13,073	$3,083	$3,148	$4,102

Depreciation of premises and equipment	1,298	869	272	197	188

Professional services	2,572	3,281	779	762	994

Maintenance and repairs	1,207	1,172	302	279	322

Other operating expenses	5,941	6,295	1,709	1,648	1,801

Total Operating Expenses	$21,352	$24,691	$6,145	$6,034	$7,407

4Q05 vs. 3Q05

Quarterly operating expenses increased by US$1.4 million, or 23%, of which, the major components were increased salaries and other employee expenses, and professional services.  The former reflected i) the US$0.4 million cost for the year of the adoption of FAS 123R related to stock-based compensation expense; ii) hirings mostly in the business areas (US$0.3 million); and iii) one-time severance payments (US$0.1 million).  The increase in professional services (US$0.2 million) was mainly due to legal and consulting fees associated with business initiatives.

12M05 vs. 12M04

During 2005, total operating expenses increased US$3.3 million, or 16%, compared to 2004, mainly due to increased expenses associated with the strengthening of the Bank’s sales team, the adoption of FAS 123R related to stock-based compensation expense, and legal and consulting fees related to new product development.

CREDIT PORTFOLIO

The geographic composition of the Bank’s credit portfolio by client type and transaction type for the dates indicated, was as follows:

	Argentina	Brazil	Chile	Colombia	Peru	Rest of Countries	Total 31-DEC-05	Total 30-SEP-05	Total 31-DEC-04

Transaction-Type

Trade	29%	76%	60%	25%	94%	78%	72%	74%	73%

Non-Trade	14%	16%	30%	71%	6%	17%	21%	16%	11%

Investment Securities	6%	7%	10%	4%	0%	5%	6%	8%	7%

Non-Accrual	51%	0%	0%	0%	0%	0%	1%	2%	10%

Total	100%	100%	100%	100%	100%	100%	100%	100%	100%

Client-Type

Financial Entities	51%	69%	90%	94%	51%	66%	70%	73%	76%

Non-Financial Entities	49%	31%	10%	6%	49%	34%	30%	27%	24%

Total	100%	100%	100%	100%	100%	100%	100%	100%	100%

As of December 31, 2005, 78% of the Bank’s outstanding credit portfolio (excluding the non-accruing credits and investment securities), was scheduled to mature within one year, unchanged from September 30, 2005, and compared to 83% as of December 31, 2004.

As of December 31, 2005, the Bank’s non-accruing portfolio amounted to US$42 million, or 1.2%, of the total credit portfolio, compared to US$69 million, or 2.0%, of the total credit portfolio at September 30, 2005.  The US$27 million, or 39%, decline in the non-accruing portfolio during the fourth quarter of 2005 was due to a US$7 million reduction in the Argentine non-accruing credit portfolio, and a US$20 million reduction in the non-accruing credit portfolio in Brazil (a reduction which included the impact of a US$4.4 million loan charge-off).

At December 31, 2005, the Argentine non-accruing credit portfolio amounted to US$37 million.  Net of reserves, the balance was US$17 million, compared to US$20 million at September 30, 2005, and to US$156 million at December 31, 2004.

As of December 31, 2005, the Bank had no principal nor interest payments past due.

The geographic distribution of the Bank’s credit portfolio at December 31, 2005 was as follows (See Exhibit VIII for more details):

Brazilian Exposure

At December 31, 2005, the Bank’s credit portfolio in Brazil amounted to US$1.5 billion, or 40% of the total credit portfolio, compared to 45% at September 30, 2005.

At December 31, 2005, the Bank’s non-accruing credit portfolio in the country amounted to US$6 million, compared to US$25 million at September 30, 2005, and US$49 million at December 31, 2004.

PERFORMANCE AND CAPITAL RATIOS

The following table sets forth the return on average stockholders’ equity and the return on average assets for the periods indicated:

	2004	2005	4Q04	3Q05	4Q05

ROE (return on average stockholders’ equity)	22.8%	12.9%	33.1%	13.0%	10.6%

ROA (return on average assets)	5.8%	3.0%	8.8%	3.0%	2.3%

Although the Bank is not subject to the capital adequacy requirements of the U.S. Federal Reserve Board, if the U.S. Federal Reserve Board risk-based capital adequacy requirements were applied, the Bank’s Tier 1 and Total Capital Ratios at the dates indicated would be as follows:

	31-DEC-04	30-SEP-05	31-DEC-05

Tier 1 Capital Ratio	42.9%	38.2%	33.7%

Total Capital Ratio	44.2%	39.4%	35.0%

At December 31, 2005, the total number of common shares outstanding was 38.1 million, unchanged from September 30, 2005, and compared to 38.9 million at December 31, 2004.  The decrease in the number of common shares outstanding during the year was the result of the US$50 million open market share repurchase program approved by the Board of Directors on August 5, 2004, under which the Bank has bought 43%, or US$21 million in shares, as of December 31, 2005.

SUBSEQUENT EVENTS

•

Quarterly Common Dividend Payment - On January 17, 2006, Bladex paid a quarterly dividend of US$0.15 per common share, corresponding to the fourth quarter of 2005, to common shareholders registered as of January 6, 2006.

•

Special Cash Dividend of US$1.00 per share and increased quarterly dividend – On February 3, 2006, the Bank announced that its Board of Directors approved both a special cash dividend of US$1.00 per common share, and a 25% increase in the quarterly common dividend, from US$0.15 per share to US$0.1875 per share, equivalent to an increase from US$0.60 per share to US$0.75 per share on an annual basis.  Dividends will be paid on April 6, 2006, to shareholders of record as of March 24, 2006.

Note: Various numbers and percentages set out in this press release have been rounded and, accordingly, may not total exactly.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the trade portfolio, the increase in the number of the Bank’s clients, the increase in activities engaged in by the Bank that are derived from the Bank’s trade finance client base, anticipated operating income in future periods, the improvement in the financial strength of the Bank and the progress the Bank is making.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing interest rates on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the pending applications in the United States to open a representative office in Miami, Florida; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace large deposit withdrawals.

About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to promote trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through December 31, 2005, Bladex had disbursed accumulated credits of over US$135 billion.

CONSOLIDATED BALANCE SHEETS	EXHIBIT I

	(A) Dec. 31, 2004	(B) Sep. 30, 2005	(C) Dec. 31, 2005	(C) - (B) CHANGE	%	(C) - (A) CHANGE	%

	(In US$ millions, except percentages)
ASSETS
Cash and due from banks	$1	$1	$1	($0)	(36)%	($0)	(0)%
Interest-bearing deposits with banks (1)	154	206	229	23	11	75	49
Securities available for sale	165	239	182	(57)	(24)	17	10
Securities held to maturity	28	27	27	(0)	(1)	(1)	(5)
Loans	2,442	2,363	2,610	247	10	168	7
Less:
Allowance for loan losses	(106)	(60)	(39)	20	(34)	67	(63)
Unearned income and deferred loan fees	(7)	(3)	(6)	(3)	88	1	(20)

Loans, net	2,328	2,301	2,565	264	11	237	10

Customers’ liabilities under acceptances	33	55	111	56	101	78	240
Premises and equipment, net	4	3	3	(0)	(0)	(0)	(7)
Accrued interest receivable	15	28	30	2	7	15	96
Derivatives financial instruments - assets	0	2	0	(1)	(78)	0	0
Other assets	5	10	11	2	18	6	106

TOTAL ASSETS	$2,733	$2,872	$3,159	$287	10%	$426	16%

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest-bearing - Demand	$23	$16	$28	$13	82%	$6	25%
Interest-bearing - Time	842	990	1,018	28	3	177	21

Total deposits	864	1,006	1,047	41	4	182	21

Short-term borrowings	705	570	761	191	33	56	8
Medium and long-term borrowings and placements	404	544	534	(10)	(2)	130	32
Acceptances outstanding	33	55	111	56	101	78	240
Accrued interest payable	6	18	15	(4)	(20)	8	127
Reserve for losses on off-balance sheet credit risk	33	44	52	8	19	19	57
Redeemable preferred stock (US$10 par value)	8	7	5	(1)	(21)	(3)	(34)
Other liabilities	24	19	18	(0)	(2)	(6)	(24)

TOTAL LIABILITIES	$2,077	$2,262	$2,542	$280	12%	$466	22%

STOCKHOLDERS’ EQUITY
Common stock, no par value, assigned value of US$6.67	280	280	280
Additional paid-in capital in excess of assigned value	134	134	134
Capital reserves	95	95	95
Retained earnings	234	202	213
Treasury stock	(93)	(106)	(106)
Accumulated other comprehensive income	6	5	1

TOTAL STOCKHOLDERS’ EQUITY	$656	$610	$617	$7	1%	($39)	(6)%

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,733	$2,872	$3,159	$287	10%	$426	16%

(1)	Interest-bearing deposits with banks includes pledged certificates of deposit in the amount of US$5.0 million at December 31, 2005, US$4.2 million at September 30, 2005 and at December 31, 2004.

CONSOLIDATED STATEMENTS OF INCOME	EXHIBIT II

	FOR THE THREE MONTHS ENDED

	(A) Dec. 31, 2004	(B) Sep. 30, 2005	(C) Dec. 31, 2005	(C) - (B) CHANGE	%	(C) - (A) CHANGE	%

	(In US$ thousands, except percentages and per share amounts)
INCOME STATEMENT DATA:
Interest income	$20,422	$29,959	$35,127	$5,169	17%	$14,706	72%
Interest expense	(11,358)	(18,291)	(22,630)	(4,339)	24	(11,272)	99

NET INTEREST INCOME	9,064	11,668	12,498	829	7	3,434	38
Reversal of provision for loan losses:
Reversal (provision)	45,010	23,213	(715)	(23,929)	(103)	(45,726)	(102)
Effect of a change in the credit loss reserve methodology - 2005	0	707	16,518	15,811	2,235	16,518	n.a. (*)

Reversal of provision for loan losses	45,010	23,921	15,803	(8,118)	(34)	(29,208)	(65)
NET INTEREST INCOME AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	54,074	35,589	28,301	(7,288)	(20)	(25,773)	(48)

OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk:
Reversal (provision)	4,715	(1,051)	1,571	2,622	(249)	(3,144)	(67)
Effect of a change in the credit loss reserve methodology - 2005	0	(10,330)	(9,854)	476	(5)	(9,854)	n.a. (*)

Reversal (provision) for losses on off-balance sheet credit risk	4,715	(11,381)	(8,283)	3,098	(27)	(12,998)	(276)
Commission income, net	1,201	1,546	1,667	121	8	465	39
Derivatives and hedging activities	0	2	2,336	2,334	131,925	2,336	n.a. (*)
Recovery of impairment loss on securities	0	137	0	(137)	(100)	0	n.a. (*)
Net gain on sale of securities available for sale	0	0	(40)	(40)	n.a. (*)	(40)	n.a. (*)
Gain (loss) on foreign currency exchange	7	12	(29)	(41)	(340)	(37)	(488)
Other income, net	60	1	3	2	311	(57)	(96)

NET OTHER INCOME	5,984	(9,684)	(4,347)	5,337	(55)	(10,331)	(173)

OPERATING EXPENSES:
Salaries and other employee expenses	(3,083)	(3,148)	(4,102)	(954)	30	(1,019)	33
Depreciation of premises and equipment	(272)	(197)	(188)	9	(5)	84	(31)
Professional services	(779)	(762)	(994)	(233)	31	(216)	28
Maintenance and repairs	(302)	(279)	(322)	(43)	15	(20)	6
Other operating expenses	(1,709)	(1,648)	(1,801)	(154)	9	(92)	5

TOTAL OPERATING EXPENSES	(6,145)	(6,034)	(7,407)	(1,373)	23	(1,263)	21
INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	$53,913	$19,871	$16,546	($3,324)	(17)	($37,367)	(69)
Cumulative effect on prior year (to Dec. 31, 2004) of an early adoption of the fair-value based method of accounting stock-based employee compensation	0	0	(150)	(150)	n.a. (*)	(150)	n.a. (*)

NET INCOME	$53,913	$19,871	$16,396	($3,474)	(17)%	($37,517)	(70)%

PER COMMON SHARE DATA:
Net income per share	1.39	0.52	0.43
Diluted earnings per share	1.38	0.51	0.43
Pro forma amounts, assuming the changes in accounting principles are applied retroactively:
Net Income as originally reported	$53,913	$19,871	$16,546
Effect on prior periods of a change in the credit loss reserve methodology	(628)	—	—
Effect on prior period (to Dec. 31, 2004) of an early adoption of the fair-value method of accounting stock-based employee compensation	(53)	—	—
Net Income	$53,233	$19,871	$16,546
Net Income per share	1.37	0.52	0.43
Diluted earnings per share	1.36	0.51	0.43
COMMON SHARES OUTSTANDING:
Period average	38,916	38,481	38,097
PERFORMANCE RATIOS:
Return on average assets	8.8%	3.0%	2.3%
Return on average stockholders’ equity	33.1%	13.0%	10.6%
Net interest margin	1.46%	1.78%	1.77%
Net interest spread	0.58%	0.73%	0.69%
Total operating expenses to total average assets	1.01%	0.91%	1.03%

(*) “n.a.” means not applicable.

CONSOLIDATED STATEMENTS OF INCOME	EXHIBIT III

	FOR THE YEAR ENDED DECEMBER 31,

	2004	2005	CHANGE	%

	(In US$ thousands, except percentages)
INCOME STATEMENT DATA:
Interest income	$76,152	$116,823	$40,671	53%
Interest expense	(34,127)	(71,570)	(37,443)	110

NET INTEREST INCOME	42,025	45,253	3,228	8
Reversal of provision for loan losses:
Reversals	111,400	48,180	(63,220)	(57)
Effect of a change in the credit loss reserve methodology - 2005	0	5,975	5,975	n.a. (*)

Reversal of provision for loan losses	111,400	54,155	(57,245)	(51)
NET INTEREST INCOME AFTER REVERSAL OF PROVISION FOR LOAN LOSSES	153,425	99,408	(54,017)	(35)

OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk:
Reversals	871	210	(661)	(76)
Effect of a change in the credit loss reserve methodology - 2005	0	(15,992)	(15,992)	n.a. (*)

Reversal (provision) for losses on off-balance sheet credit risk	871	(15,781)	(16,652)	(1,912)

Commission income, net	5,928	5,824	(104)	(2)
Derivatives and hedging activities	48	2,338	2,290	4,800
Recovery of impairment loss on securities	0	10,206	10,206	n.a. (*)
Net gain on sale of securities available for sale	2,922	206	(2,716)	(93)
Gain on early extinguishment of debt	6	0	(6)	(100)
Gain (loss) on foreign currency exchange	(194)	3	197	(102)
Other income, net	77	5	(72)	(94)

NET OTHER INCOME	9,658	2,801	(6,857)	(71)

OPERATING EXPENSES:
Salaries and other employee expenses	(10,335)	(13,073)	(2,739)	27
Depreciation of premises and equipment	(1,298)	(869)	429	(33)
Professional services	(2,572)	(3,281)	(709)	28
Maintenance and repairs	(1,207)	(1,172)	35	(3)
Other operating expenses	(5,941)	(6,295)	(355)	6

TOTAL OPERATING EXPENSES	(21,352)	(24,691)	(3,338)	16

INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	$141,730	$77,518	($64,212)	(45)
Cumulative effect on prior years (to Dec. 31, 2004) of a change in the credit loss reserve methodology	0	2,733	2,733	n.a. (*)
Cumulative effect on prior year (to Dec. 31, 2004) of an early adoption of the fair-value based method of accounting stock-based employee compensation	0	(150)	(150)	n.a. (*)

NET INCOME	$141,730	$80,101	($61,629)	-43%

PER COMMON SHARE DATA:
Basic earnings per share:
Income per share before cummulative effect of changes in accounting principles	3.61	2.01
Cumulative effect of changes in accounting principles	—	0.07

Net income per share	$3.61	$2.08

Diluted earnings per share:
Diluted earnings per share before cummulative effect of changes in accounting principles	3.60	1.99
Cumulative effect of changes in accounting principles	—	0.07

Diluted earnings per share	$3.60	$2.06

Pro forma, amounts assuming the changes in accounting principles are applied retroactively:
Net Income as originally reported	$141,730	$77,518
Effect on prior years of a change in the credit loss reserve methodology	(8,244)	—
Effect on prior year (to Dec. 31, 2004) of an early adoption of the fair-value based method of accounting stock-based employee compensation	(150)	—
Net Income	$133,336	$77,518
Net Income per share	3.40	2.01
Diluted earnings per share	3.39	1.99

COMMON SHARES OUTSTANDING:
Period average	39,232	38,550

PERFORMANCE RATIOS:
Return on average assets	5.8%	3.0%
Return on average stockholders’ equity	22.8%	12.9%
Net interest margin	1.65%	1.70%
Net interest spread	0.98%	0.67%
Total operating expenses to total average assets	0.88%	0.93%

(*) “n.a.” means not applicable.

SUMMARY CONSOLIDATED FINANCIAL DATA
(Consolidated Statement of Income, Balance Sheets, and Selected Financial Ratios)	EXHIBIT IV

	FOR THE YEAR ENDED DECEMBER 31,

	2004	2005

(In US$ thousands, except per share amounts & ratios)
INCOME STATEMENT DATA:
Net interest income	$42,025	$45,253
Reversal of provision for loan losses and off-balance sheet credit risk:
Reversals	112,271	48,390
Effect of a change in the credit loss reserve methodology - 2005	0	(10,016)
Commission income, net	5,928	5,824
Derivatives and hedging activities	48	2,338
Recovery of impairment loss on securities	0	10,206
Net gain on sale of securities available for sale	2,922	206
Gain (loss) on early extinguishment of debt and foreign currency exchange	(187)	3
Other income, net	77	5
Operating expenses	(21,352)	(24,691)

INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	$141,730	$77,518
Cumulative effect on prior years (to Dec. 31, 2004) of a change in the credit loss reserve methodology	0	2,733
Cumulative effect on prior year (to Dec. 31, 2004) of an early adoption of the fair-value based method of accounting stock-based employee compensation	0	(150)

NET INCOME	$141,730	$80,101

BALANCE SHEET DATA (In US$ millions):
Investment securities	193	209
Loans, net	2,328	2,565
Total assets	2,733	3,159
Deposits	864	1,047
Short-term borrowings	705	761
Medium and long-term borrowings and placements	404	534
Total liabilities	2,077	2,542
Stockholders’ equity	656	617

PER COMMON SHARE DATA:
Net income per share	3.61	2.08
Diluted earnings per share	3.60	2.06
Pro forma amounts, assuming the changes in accounting principles are applied retroactively:
Net Income as originally reported	$141,730	$77,518

Effect on prior years of a change in the credit loss reserve methodology	(8,244)	—
Effect on prior year (to Dec. 31, 2004) of an early adoption of the fair-value based method of accounting stock-based employee compensation	(150)	—
Net Income	$133,336	$77,518
Net Income per share	3.40	2.01
Diluted earnings per share	3.39	1.99

Book value (period average)	15.88	16.17
Book value (period end)	16.87	16.19

COMMON SHARES OUTSTANDING:
Period average	39,232	38,550
Period end	38,897	38,097

ASSET QUALITY RATIOS:
Non-accruing loans and investments to total loan and investment portfolio (1)	9.8%	1.0%
Charge offs net of recoveries to total loan portfolio (1)	0.3%	0.3%
Allowance for loan losses to total loan portfolio (1)	4.4%	1.5%
Allowance for loan losses to non-accruing loans	41.6%	136.9%
Allowance for losses on off-balance sheet credit risk to total contingencies and acceptances	10.7%	6.6%

CAPITAL RATIOS:
Stockholders’ equity to total assets	24.0%	19.5%
Tier 1 capital to risk-weighted assets	42.9%	33.7%
Total capital to risk-weighted assets	44.2%	35.0%

(1) Loan portfolio is presented net of unearned income and deferred loan fees.

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES	EXHIBIT V

	FOR THE THREE MONTHS ENDED,

	December 31, 2004			September 30, 2005			December 31, 2005

	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE

	(In US$ millions, except percentages)
INTEREST EARNING ASSETS
Interest-bearing deposits with banks	$165	$0.8	1.92%	$167	$1.4	3.24%	$161	$1.6	4.00%
Securities purchased under agreements to resell	4	0.0	2.45	0	0.0	n.a. (*)	0	0.0	n.a. (*)
Loans, net of unearned income & deferred loan fees	1,892	13.8	2.86	2,202	24.7	4.39	2,375	29.6	4.87
Impaired loans	266	3.9	5.75	71	1.6	8.63	40	0.7	6.86
Investment securities	140	1.9	5.19	166	2.3	5.40	231	3.2	5.45

TOTAL INTEREST EARNING ASSETS	$2,467	$20.4	3.24%	$2,606	$30.0	4.50%	$2,807	$35.1	4.90%

Non interest earning assets	67			81			103
Allowance for loan losses	(116)			(78)			(58)
Other assets	6			9			12

TOTAL ASSETS	$2,424			$2,618			$2,865

INTEREST BEARING LIABILITITES

Deposits	$851	$4.5	2.05%	$872	$7.9	3.53%	$989	$10.3	4.07%
Short-term borrowings	485	2.9	2.35	544	4.7	3.36	572	5.9	4.03
Medium and long-term borrowings and placements	332	4.0	4.67	481	5.7	4.68	544	6.4	4.63

TOTAL INTEREST BEARING LIABILITIES	$1,669	$11.4	2.66%	$1,897	$18.3	3.77%	$2,106	$22.6	4.21%

Non interest bearing liabilities and other liabilities	$109			$115			$147

TOTAL LIABILITIES	1,777			2,012			2,252

STOCKHOLDERS’ EQUITY	647			607			612

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,424			$2,618			$2,865

NET INTEREST SPREAD			0.58%			0.73%			0.69%

NET INTEREST INCOME AND NET INTEREST MARGIN		$9.1	1.46%		$11.7	1.78%		$12.5	1.77%

(*)	“n.a.” means not applicable.

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES	EXHIBIT VI

	FOR THE YEAR ENDED DECEMBER 31,

	2004			2005

	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE

	(In US$ millions, except percentages)
INTEREST EARNING ASSETS
Interest-bearing deposits with banks	$213	$2.8	1.28%	$158	$5.1	3.19%
Securities purchased under agreements to resell	89	1.7	1.92	0	0.0	n.a. (*)
Loans, net of unearned income & deferred loan fees	1,792	47.1	2.58	2,211	93.0	4.15
Impaired loans	356	18.7	5.16	106	8.7	8.10
Investment securities	92	5.9	6.31	181	10.0	5.43

TOTAL INTEREST EARNING ASSETS	$2,542	$76.2	2.95%	$2,656	$116.8	4.34%

Non interest earning assets	61			81
Allowance for loan losses	(179)			(79)
Other assets	7			9

TOTAL ASSETS	$2,432			$2,667

INTEREST BEARING LIABILITITES

Deposits	$772	$11.9	1.52%	$869	$29.6	3.36%
Short-term borrowings	533	9.4	1.73	605	20.4	3.33
Medium and long-term borrowings and placements	401	12.8	3.14	451	21.6	4.72

TOTAL INTEREST BEARING LIABILITIES	$1,707	$34.1	1.97%	$1,925	$71.6	3.67%

Non interest bearing liabilities and other liabilities	$102			118

TOTAL LIABILITIES	1,809			2,044

STOCKHOLDERS’ EQUITY	623			623

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,432			$2,667

NET INTEREST SPREAD			0.98%			0.67%

NET INTEREST INCOME AND NET INTEREST MARGIN		$42.0	1.65%		$45.3	1.70%

(*)	“n.a.” means not applicable.

EXHIBIT VII

CONSOLIDATED STATEMENT OF INCOME
(In US $ thousands, except percentages & ratios)

	YEAR ENDED DEC 31/04	FOR THE THREE MONTHS ENDED					YEAR ENDED DEC 31/05

		DEC 31/04	MAR 31/05	JUN 30/05	SEP 30/05	DEC 31/05

INCOME STATEMENT DATA:
Interest income	$76,152	$20,422	$26,676	$25,061	$29,959	$35,127	$116,823
Interest expense	(34,127)	(11,358)	(15,528)	(15,122)	(18,291)	(22,630)	(71,570)

NET INTEREST INCOME	42,025	9,064	11,148	9,939	11,668	12,498	45,253

Reversal of provision for loan losses:
Reversal (provision)	111,400	45,010	19,819	5,863	23,213	(715)	48,180
Effect of a change in the credit loss reserve methodology - 2005	0	0	(12,516)	1,266	707	16,518	5,975

Reversal of provision for loan losses	111,400	45,010	7,302	7,129	23,921	15,803	54,155

NET INTEREST INCOME AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	153,425	54,074	18,450	17,069	35,589	28,301	99,408

OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk:
Reversal (provision)	871	4,715	2,977	(3,286)	(1,051)	1,571	210
Effect of a change in the credit loss reserve methodology - 2005	0	0	(91)	4,284	(10,330)	(9,854)	(15,992)

Reversal (provision) for losses on off-balance sheet credit risk	871	4,715	2,885	998	(11,381)	(8,283)	(15,781)
Commission income, net	5,928	1,201	1,587	1,024	1,546	1,667	5,824
Derivatives and hedging activities	48	0	0	0	2	2,336	2,338
Recovery of impairment loss on securities	0	0	10,069	0	137	0	10,206
Net gain on sale of securities available for sale	2,922	0	152	93	0	(40)	206
Gain on early extinguishment of debt	6	0	0	0	0	0	0
Gain (loss) on foreign currency exchange	(194)	7	(0)	20	12	(29)	3
Other income, net	77	60	1	1	1	3	5

NET OTHER INCOME	9,658	5,984	14,694	2,137	(9,684)	(4,347)	2,801

TOTAL OPERATING EXPENSES	(21,352)	(6,145)	(5,633)	(5,616)	(6,034)	(7,407)	(24,691)

INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	141,730	53,913	27,511	13,590	19,871	16,546	77,518
Cumulative effect on prior periods (to Dec. 31, 2004) of a change in the credit loss reserve methodology	0	0	2,733	0	0	0	2,733
Cumulative effect on prior periods (to Dec. 31, 2004) of an early adoption of the fair-value based method of accounting stock-based employee compensation	0	0	0	0	0	(150)	(150)

NET INCOME	$141,730	$53,913	$30,245	$13,590	$19,871	$16,396	$80,101

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Income per share before cummulative effect of changes in accounting principles	3.61	$1.39	$0.71	$0.35	$0.52	$0.43	$2.01
Cumulative effect of changes in accounting principles	—	—	0.07	—	—	—	0.07

Net income per share	$3.61	$1.39	$0.78	$0.35	$0.52	$0.43	$2.08

Diluted earnings per share before cummulative effect of changes in accounting principles	$3.60	$1.38	$0.70	$0.35	$0.51	$0.43	$1.99
Cumulative effect of changes in accounting principles	—	—	0.07	—	—	—	0.07

Diluted earnings per share	$3.60	$1.38	$0.77	$0.35	$0.51	$0.43	$2.06

Pro forma, amounts assuming the changes in accounting principles are applied retroactively:
Net Income as originally reported	$141,730	$53,913	$27,511	$13,590	$19,871	$16,546	$77,518
Effect on prior periods of a change in the credit loss reserve methodology	(8,244)	(628)	—	—	—	—	—

Effect on prior period (to Dec. 31, 2004) of an early adoption of the fair-value based method of accounting stock-based employee compensation	(150)	(53)	—	—	—	—	—
Net Income	$133,336	$53,233	$27,511	$13,590	$19,871	$16,546	$77,518
Net Income per share	$3.40	$1.37	$0.71	$0.35	$0.52	$0.43	$2.01
Diluted earnings per share	$3.39	$1.36	$0.70	$0.35	$0.51	$0.43	$1.99

PERFORMANCE RATIOS
Return on average assets	5.8%	8.8%	4.6%	2.2%	3.0%	2.3%	3.0%
Return on average stockholders’ equity	22.8%	33.1%	18.4%	9.0%	13.0%	10.6%	12.9%
Net interest margin	1.65%	1.46%	1.66%	1.60%	1.78%	1.77%	1.70%
Net interest spread	0.98%	0.58%	0.70%	0.60%	0.73%	0.69%	0.67%
Total operating expenses to average assets	0.88%	1.01%	0.85%	0.90%	0.91%	1.03%	0.93%

EXHIBIT VIII

CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ millions)

COUNTRY	(A) 31DIC04	(B) 30SEP05	(C) 31DIC05		(C) - (B)	(C) - (A)

ARGENTINA	$240	$83	$71		($12)	($169)
BRAZIL	1,180	1,538	1,453		(84)	273
CHILE	363	329	315		(14)	(48)
COLOMBIA	172	215	261		45	89
COSTA RICA	38	85	86		0	48
DOMINICAN REPUBLIC	27	119	128		9	100
ECUADOR	101	145	204		59	103
EL SALVADOR	71	59	102		43	31
GUATEMALA	40	56	45		(11)	5
HONDURAS	11	20	27		7	15
JAMAICA	26	69	47		(22)	21
MEXICO	380	111	204		92	(176)
NICARAGUA	5	3	2		(1)	(3)
PANAMA	99	139	176		37	77
PERU	85	176	230		54	145
TRINIDAD & TOBAGO	92	143	177		35	85
URUGUAY	0	0	7		7	7
VENEZUELA	5	119	60		(59)	55
OTHER	8	12	21	(1)	9	13

TOTAL CREDIT PORTFOLIO (2)	$2,944	$3,421	$3,616		$194	$671

UNEARNED INCOME AND COMMISSION (3)	(7)	(3)	(6)		(3)	1

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME AND DEFERRED LOAN FEES	$2,937	$3,418	$3,610		$192	$673

(1)	Includes credits granted to supranational banks and to entities operating in OECD countries outside Latin America.

(2)

Includes book value of loans, fair value of investment securities, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, reimbursement undertakings and guarantees covering commercial and country risks and credit commitments).

(3)	Represents unearned income and commission in respect of loans.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly and annual results on February 16, 2006 at 11:00 a.m., New York City time.  For those interested in participating, please dial (800) 311-0799 in the United States or, if outside the United States, (719) 457-2695.  Participants should use conference ID# 8004473, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at www.blx.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through February 23, 2006.  Please dial (888) 203-1112 or (719) 457-0820 and follow the instructions.  The Conference ID# for the replayed call is 8004473.

For more information, please access www.blx.com or contact:

Carlos Yap S.
Senior Vice President, Finance
Bladex
Calle 50 y Aquilino de la Guardia
P.O. Box: 0819-08730
Panama City, Panama
Tel: (507) 210-8563
Fax: (507) 269-6333
e-mail address: cyap@blx.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Melanie Carpenter / Peter Majeski
82 Wall Street, Suite 805
New York, NY 10005
Tel: (212) 406-3690
e-mail address:  bladex@i-advize.com